SIGILON THERAPEUTICS, INC.

100 Binney Street, Suite 600

Cambridge, MA 02142

April 20, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Alan Campbell

Re:	Sigilon Therapeutics, Inc. Registration Statement on Form S-3 (File No. 333-264296) Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Sigilon Therapeutics, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the Company’s Registration Statement on Form S-3 (File No. 333-264296) (the “Registration Statement”), so that it will be declared effective at 4:00 p.m. Eastern Time on April 22, 2022, or as soon as possible thereafter. The Company hereby authorizes Marc Rubenstein and William Michener, counsel to the Company, to orally modify or withdraw this request for acceleration.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would inform William Michener of Ropes & Gray LLP, counsel to the Company, at (617) 951-7247.

Very truly yours,

SIGILON THERAPEUTICS, INC.

By:	/s/ Josias Pontes
Josias Pontes
Acting Chief Financial Officer